Exhibit 12.1

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
MAGUIRE PROPERTIES INC.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	The Company			The Maguire Properties Predecessor
			Historical Consolidated Period	Historical Combined Period	Historical Combined Year Ended December 31,
			June 27, 2003 -	January 1, 2003 -
	2005	2004	December 31, 2003	June 26, 2003	2002	2001

RATIO OF EARNINGS TO FIXED CHARGES

Fixed Charges:

Interest Expense	157,284	64,235	26,206	24,853	38,975	45,772
Interest Expense included in Discontinued Operations	2,449	-	-	-	-	-
Interest within Rental Expense	890	886	266	91	181	181

Fixed Charges	160,623	65,121	26,472	24,944	39,156	45,953
Preferred Dividends	19,064	17,899	-	-	-	-

Fixed Charges and Preferred Dividends	179,687	83,020	26,472	24,944	39,156	45,953
(Loss) Income Before Minority Interests incl Discontinued Operations	(33,405)	37,449	(40,747)	(20,874)	(15,161)	(19,928)
Add Back Fixed Charges	160,623	65,121	26,472	24,944	39,156	45,953
Add Distributed Income from Equity Investees	-	-	144	1,458	1,907	2,648
Add (Income) Losses from Equity Investees for which
charges arising from guarantees are included in fixed charges	-	-	25	(1,648)	162	2,679
	127,218	102,570	(14,106)	3,880	26,064	31,352

Ratio of Earnings to Fixed Charges	0.79	1.58	(0.53)	0.16	0.67	0.68
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.71	1.24	(0.53)	0.16	0.67	0.68

	33,405		40,578	21,064	13,092	14,601

Deficiency